UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2010

Commission File Number: 001-34238

THE9 LIMITED
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED
By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer

Date: May 25, 2010

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
The9 Limited Announces Renewal of SUN License
Shanghai, China — May 25, 2010. The9 Limited (NASDAQ: NCTY) (“The9”), an online game developer and operator in China, today announced that it has entered into a definitive agreement with Webzen, Inc. (“Webzen”) for the renewal of The9’s exclusive license of publishing and operating Webzen’s Soul of The Ultimate NationTM (“SUN”), a 3D massively multiplayer online role playing game (“MMORPG”), in China.
The SUN China license will be extended for three more years commencing from the expiration date of the term of the current license on May 23, 2010.
About The9 Limited
The9 Limited is an online game operator and developer in China. The9’s business is primarily focused on developing and operating high-quality games for online game market. The9 directly, or through affiliates, operates licensed MMORPGs and advanced casual games including Soul of The Ultimate Nation™, Granado Espada, EA SPORTS™ FIFA Online 2, Atlantica and Kingdom Heroes 2 Online, as well as its proprietary games World of Fighter and Jiu Zhou Zhan Ji, in mainland China. It has also obtained exclusive licenses to operate other games in mainland China, including Shen Xian Zhuan and Audition 2. In addition, The9 is developing various proprietary games, including Winning Goal, Miracles: Ultimate X, Tiny Tribe and other MMORPGs and advanced causal games.
For further information, please contact:
Ms. Phyllis Sai
IR Manager, Investor Relations
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com